

SECU

16013978



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37444 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banca IMI Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

| New York | New York | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212 326 1118
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

| 1185 Avenue of the Americas | New York | New York | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities Corp., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under Seperate Cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1FR-IB (Part A) 0005 OMB No. 3038-0024

| Name of Company: | | Employer ID No: | | NFA ID No: | |
|---|---|---|---|---|---|
| Banca IMI Securities Corp | 0010 | | 0020 | 308456 | 0030 |

**Address of Principal Place of Business:**
1 William Street, 9th Fl
New York, New York 10004
0050

**Person to Contact Concerning this Report**
Vincent Di Bella 0040

**Telephone No:**
212 326-1118 0060

1. Report for the period beginning: 1/1/2015 0070
and Ending: 12/31/2015 0080

2. Type of Report

○ Certified ◉ Regular quarterly/semiannual
○ Special call by: ○ Other -- Identify:
0090

3. Check whether

◉ Initial Filing ○ Amended Filing 0095

4. Name of IB's Designated Self-Regulatoy Organization:
FINRA 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

| Name | | Percentage Ownership | | Line of Business | |
|---|---|---|---|---|---|
| | 0110 | | 0120 | | 0130 |
| | 0140 | | 0150 | | 0160 |
| | 0170 | | 0180 | | 0190 |
| | 0200 | | 0210 | | 0220 |
| | 0230 | | 0240 | | 0250 |

**Digitally Signed by:**

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentonial misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001)

Signed this 23 day of February, ~~19~~ 2016

Manual Signature [signature]

Type or Print Name
Vincent Di Bella

○ Chief Executive Officer ◉ Chief Financial Officer
○ General Partner ○ Sole Proprietor
○ Corporate Title:

Authority: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a and 21)

**Contents**


RSM

RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Banca IMI Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Banca IMI Securities Corp. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 25, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Banca IMI Securities Corp.**

**Statement of Financial Condition**
**December 31, 2015**

| ASSETS | |
|---|---|
| Cash | $ 55,512,570 |
| Cash Segregated Under Federal and Other Regulations | 3,000,000 |
| Securities Borrowed | 119,664,187 |
| Financial Instruments Owned, at fair value | 55,063,675 |
| Receivables From Brokers, Dealers and Clearing Organizations | 16,095,080 |
| Receivable From Affiliates | 9,001,945 |
| Receivable From Affiliated Customers | 2,433,262 |
| Receivable From Non-Affiliated Customers | 5,574,140 |
| Exchange Membership, at cost (market value $230,000) | 96,348 |
| Fixed Assets, at cost (net of accumulated depreciation and amortization of $1,810,686) | 566,682 |
| Deferred Taxes | 1,184,120 |
| Taxes Receivable | 4,199,543 |
| Other Assets | 1,215,073 |
| **Total assets** | 273,606,625 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Securities Loaned | $ 120,177,107 |
| Payables to Brokers, Dealers and Clearing Organizations | 4,456,491 |
| Payables to Affiliated Customers | 42,829 |
| Interest and Dividends Payable | 182,646 |
| Accounts Payable and Accrued Expenses | 4,248,996 |
| **Total liabilities** | 129,108,069 |
| Commitments (Note 9) | |
| Stockholder's Equity: | |
| Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value) | 44,500,000 |
| Additional paid-in capital | 102,000,000 |
| Accumulated deficit | (2,001,444) |
| **Total stockholder's equity** | 144,498,556 |
| **Total liabilities and stockholder's equity** | $ 273,606,625 |

See Notes to Statement of Financial Condition.

Banca IMI Securities Corp.

Notes to Statement of Financial Condition

## Note 1. Description of Organization

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE"), the Chicago Mercantile Exchange (the "CME") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC") and as an introducing broker with the National Futures Association (the "NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which, in turn, is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa San Paolo S.p.A (the "Group").

As part of Banca IMI's investment banking group, the Company serves as a distributor of European equities in an agency capacity, on behalf of Banca IMI as well as a riskless principal for European fixed income instruments to U.S. institutional investors and, conversely, of U.S. products to the Group's European customer base.

Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

The Company also serves as principal in its securities lending conduit business in both U.S. and non-U.S. securities.

## Note 2. Significant Accounting Policies

Basis of Presentation: The statement of financial condition include the accounts of Banca IMI Securities Corp., and are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

**Note 2. Significant Accounting Policies (Continued)**

The balances for securities borrowed and securities loaned on the statement of financial condition are presented on a gross basis, and are collateralized by cash and/or securities.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Membership: The Company's exchange membership, which represents ownership interests in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Fee Income: The Company provides corporate finance services in an intermediary capacity by introducing U.S. fixed income issuers to Banca IMI as the underwriter. The Company receives introduction and advisory fees from Banca IMI, but does not act as the underwriter.

Commissions: Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis.

Interest Income and Expense: Interest income is earned from the underlying bank accounts, financial instruments owned and collateralized financing transactions, and is accounted for on an accrual basis. Interest expense is incurred on collateralized financing transactions and is accounted for on an accrual basis.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and

**Note 2. Significant Accounting Policies (Continued)**

leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2015.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recently Adopted Accounting Pronouncement: In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services rendered. This guidance is effective for annual and interim reporting periods beginning after December 15, 2016, and early application is not permitted. The Company is currently evaluating the impact this ASU will have on its statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events - and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company is currently evaluating the impact of adopting this ASU on the Company's consolidated financial statements.

## Note 3. Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned measured at fair value on a recurring basis follows.

*Corporate bonds* - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

*U.S. Government securities* - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2015.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments in Securities: | | | | |
| U.S. Treasury Notes | $ 25,877,891 | | | $ 25,877,891 |
| Corporate bonds | - | $ 29,185,784 | $ - | 29,185,784 |
| | $ 25,877,891 | $ 29,185,784 | $ - | $ 55,063,675 |

## Note 3. Fair Value Measurement (Continued)

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the year ended December 31, 2015.

At December 31, 2015, there were no financial instruments owned that were pledged to counterparties.

## Note 4. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs, or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2015, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of $116,120,225. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of $116,119,289 are delivered or repledged, generally as collateral under securities lending agreements.

## Note 5. Fixed Assets

A summary of fixed assets for the year ended December 31, 2015 is as follows:

| | |
|---|---|
| Equipment | $ 835,492 |
| Leasehold improvements | 506,330 |
| Furniture and fixtures | 1,035,546 |
| | 2,377,368 |
| Less accumulated depreciation and amortization | (1,810,686) |
| **Fixed assets, net** | $ 566,682 |

## Note 6. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2015. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

## Note 7. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in securities lending arrangements, and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances and the related revenue and expenses as of and for the year ended December 31, 2015:

| | |
|---|---|
| Assets: | |
| Receivable from Affiliated Customers | 2,433,262 |
| Receivables from brokers, dealers and clearing organizations | 104,195 |
| Receivable from Affiliate | 9,001,945 |
| Other Assets | 68,019 |
| **Total assets** | $ 11,607,421 |
| Liabilities: | |
| Payable to Affiliated Customers | 42,829 |
| Accounts payable and accrued expenses | 122,088 |
| **Total liabilities** | $ 164,917 |

The Company has a $550 million and a 50 million euro line of credit from the Group. As of December 31, 2015, the Company has not drawn on the line of credit.

## Note 8. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

## Note 8. Concentrations of Credit Risk (Continued)

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2015, the following concentrations existed:

| | Percentage with One Counterparty >10% of Balance | Number of Counterparties |
|---|---|---|
| Stock borrow transactions | 48%, 16%, 15% | Three |

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

## Note 9. Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

| Year ending December 31, | |
|---|---|
| 2016 | $ 801,750 |
| 2017 | 801,750 |
| 2018 | 534,500 |
| 2019 | |
| 2020 | - |
| Thereafter | - |
| | $ 2,138,000 |

The Company has various noncancelable operating leases expiring in one to three years. Annual commitments under such leases aggregate $18,173 in 2016, $8,270 in 2017, $6,467 in 2018, and $1,078 in 2019.

## Note 10. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

## Note 11. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $127,268,590, which was $126,268,590 in excess of the required net capital of $1,000,000. The Company is subject to the NFA minimum net capital requirement of $45,000 under Regulation 1.17 of the CFTC.

Under the clearing arrangement with a clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2015, the Company was in compliance with all such requirements.

## Note 12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

## Note 13. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

## Note 13. Income Taxes (Continued)

Items that result in a net deferred tax asset at December 31, 2015 were as follows:

| | |
|---|---|
| Credits | $ - |
| Timing differences | 1,184,120 |
| Net deferred tax asset | $ 1,184,120 |

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2015:

| | |
|---|---|
| Statutory federal income tax rate for corporations | 35.00 % |
| Impact of: | |
| State and local taxes, net of federal tax benefit | 1.86 |
| Permanent differences and other | 1.41 |
| Effective tax rate | 38.27 % |

At December 31, 2015, the Company had federal and state income tax returns for the 2012, 2013 and 2014 tax years open and subject to examination.

## Note 14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this statement of financial condition was issued. There were none noted.